Exhibit 77(i)

Terms of New or Amended Securities

1.           At the January 7, 2010 Board Meeting, the Board of Trustees (the “Board”) of ING Investors Trust (“IIT”) approved the creation of ING DFA Global Allocation Portfolio and approved the filing with the U.S. Securities and Exchange Commission of a post-effective amendment to IIT’s registration statement registering shares of  the Portfolio. In addition, the Board approved the requisite plans, agreements, and other routine matters with respect to the establishment the Portfolio.

2.           At the January 7, 2010 Board Meeting, the Board approved the renewal of the 12b-1 Plan Fee Waiver Letter Agreements under which ING Funds Distributor, LLC (“IFD”) waives a portion of its fees with respect to certain share classes of series of  IIT. The Fee Waiver Letter Agreements provide that IFD will waive an amount equal to:  0.15% per annum on the average daily net assets attributable to Adviser Class shares; 0.22% per annum on the average daily net assets attributable to ING U.S. Stock Index Portfolio Adviser Class shares, and 0.10% per annum on the average daily net assets attributable to Service 2 Class shares. The 12b-1 Plan Fee Waiver Letter Agreements were renewed for an additional one-year period through May 1, 2011.

3.           At the January 7, 2010 Board Meeting, the Board approved a Shareholder Service Fee Waiver Letter Agreement under which IFD waives a portion of its fees in an amount equal to 0.01% per annum on the average daily net assets attributable to Service Class shares of ING U.S. Stock Index Portfolio. The 12b-1 Fee Waiver Letter Agreement was approved through May 1, 2011.

4.           At the March 25, 2010 Board Meeting, the Board approved a distribution fee waiver that would waive an portion of the distribution fee payable to IFD with respect to ING PIMCO Total Return Bond Portfolio. The waiver would waive an additional 0.04% per annum on the average daily net assets attributable to Adviser Class shares of ING PIMCO Total Return Bond Portfolio and is in effect until May 1, 2011.